Mail Stop 3561

December 5, 2008

David R. Marks
Chief Executive Officer
Premier Power Renewable Energy, Inc.
4961 Windplay Drive, Suite 100
El Dorado Hills, California 95762

> **Re: Premier Power Renewable Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 17, 2008**
> **Form10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 7, 2008**
> **File No. 333-155241**

Dear Mr. Marks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you filed a Form 8-K on August 22, 2008 indicating that you filed a Certificate of Amendment of your Certificate of Incorporation increasing the total number of shares of all classes of capital stock which you have authority to issue to 120,000,000 shares, of which 20,000,000 shares are preferred stock, par value $.0001 per share, and 100,000,000 shares are common stock, par value $.0001 per share. We also note that effective September 5, 2008 you changed your name to

Premier Power Renewable Energy, Inc. It does not appear that you filed an Information Statement on Schedule 14C in relation to either of these events. Please discuss why these events were not disclosed pursuant to Regulation 14C under the Securities Exchange Act of 1934.

2. We note that you filed a Form 8-K on September 11, 2008 indicating that Dean R. Marks and Miguel de Anquin were appointed as members of your board of directors, and Haris Tajyar, Omar Tajyar, and Miki Antunovich resigned as members of your board of directors. With respect to this change in a majority of your directors, please discuss how you complied with the requirements of Rule 14f-1 under the Securities Exchange Act of 1934.

<u>Our Business, page 3</u>

<u>Financing Transaction, page 3</u>

3. We note that you issued a total of 3,500,000 units for an aggregate purchase price of $7,000,000 whereby each unit consisted of one share of your Series A Convertible Preferred Stock, one-half of one Series A Warrant, and one-half of one Series B Warrant. Citing authoritative accounting guidance, please tell us how you accounted for the following items:

- Tell us how you allocated the proceeds of the Series A Preferred Stock between the detachable warrants and the convertible preferred stock. Ensure your response addresses how your allocation method complies with the requirement in paragraph 5 of EITF 00-27 that you allocate the proceeds to the warrants and the convertible preferred stock on a relative fair value basis.

- Tell us how you determined that a beneficial conversion feature was not necessary under EITF 98-5 and/or EITF 00-27. Provide us with your calculation of the effective conversion price for the convertible preferred stock issuance and the related accounting treatment. Ensure your allocation to the conversion feature takes into consideration the effective, as opposed to stated, conversion rate of the preferred stock.

- Tell us how you treated any discounts on your preferred stock issuance, such as the value assigned to the detachable warrants and, if applicable, the beneficial conversion feature. Please tell us the method you use to accrete these discounts, the period over which they are being accreted, and clarify if the accretion was reflected as a reduction of net income available to common shareholders in your EPS calculations.

Risk Factors, page 6

4. We note on page 6 you state that your limited operating history makes it difficult to evaluate your business. The "Business" section of your filing indicates that you have operated in various forms since 2001. In light of this information, please discuss why you consider this time period to constitute a "limited operating history" that makes it difficult to evaluate your business.

5. Many of the subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. For example, you use the subheadings "Unexpected business interruptions could adversely affect our business", "We may need to obtain additional debt or equity financing to fund future capital expenditures and to meet working capital requirements" and "Our corporate actions are substantially controlled by our principal stockholders." Please revise your subheadings to reflect the risk you are describing in the accompanying text and explain why the risk is one of which investors should be made aware. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies' offering documents, they are probably too generic.

6. Mitigating language is generally not appropriate for risk factor discussion. See the risk factor on page 11, "We may be subject to unexpected warranty expenses or service claims…" Please delete the statement of belief that the company maintains a warranty reserve for potential warranty or service claims and that you have not had material warranty claims in the past or remove the risk factor altogether if it does not constitute a material risk of which investors should be aware. This comment also applies to several other risk factors, including "Our competitive position depends in part on maintaining intellectual property protection."

7. Elaborate upon your risk factor on page 9 that discusses the "particularly lengthy sales cycles" that you are subject to in "some markets." Explain what those markets are and why they are subject to sales cycles that differ from your other markets.

8. We note your indication in your risk factor on page 15 that "it may not be possible to effect service of process within the United States or in Spain against [you] or upon [y]our executive officers or directors." It's not clear to us why you believe that service of process may be difficult within the United States or with respect to your officers and directors, considering they are based here in the United States. Please advise or revise.

9. We note that the first risk factor on page 16 appears to include several distinct risk factors relating to the public market for your securities, the volatility of your securities and penny stock issues. Please revise this risk factor to either explain

the connection between these issues or, if appropriate, separate these concepts into distinct risk factors. Also, this risk factor states that you "do not rule out the possibility of applying for listing on a national exchange," which does not seem to agree with the immediately following risk factor which states that you intend to apply to list on the NASDAQ Stock Market "[a]s soon as reasonably practicable." Please revise or advise why you believe these disclosures are consistent.

10. The discussion of your risk factors sometimes does not adequately explain how the risk affects the issuer or the securities being offered as required by Item 503(c) of Regulation S-K. For example, in the second risk factor on page 16 you disclose that you may not meet the NASDAQ listing standards, but your discussion does not explain how this would affect the issuer or the securities being offered. Please revise this risk factor to explain the affect of not meeting the NASDAQ listing standards. Also, please ensure that all of your risk factors explain how the risk affects the issuer or the securities being offered.

11. Ensure that the disclosure in each risk factor you include actually describes a material risk. For example, the second risk factor on page 17 under "Past activities of our company and affiliates may lead to future liability for our company. . ." does not actually describe a material risk so much as state that liabilities from your prior business, which you have not discussed here, may have a material adverse effect on the company but you do not state why. Please revise and consider the application of this comment to all of your risk factors.

12. The first full risk factor on page 18 and the fifth risk factor on page 15 appear to significantly overlap. Also, the last risk factor on page 17 appears to be duplicative in some respects with a portion of the first risk factor on page 16. Please revise or advise why you do not believe these risk factors are duplicative.

13. We note on page 26 you state that Solar Power Partners represented 15% of your total sales in 2007 and that no other direct customer represented more than 5% of your annual sales. The notes to your combined financial statements further disclose that one customer accounted for 30% of your revenues for the six months ended June 30, 2008. Please revise your risk factors to disclose the risk related to your reliance on a limited customer base, or discuss why you do not believe such a risk exists.

Use of Proceeds, page 19

14. We note that you will be receiving proceeds from the exercise of the warrants and options to purchase shares, the underlying shares of which are being registered at this time. Please disclose your intended use of proceeds of these securities.

Selling Security Holders, page 19

15. We note your indication in the Prospectus Summary that you issued 24,218,750 shares of common stock to the PPG owners. In an appropriate place in your prospectus, such as the Recent Sales of Securities section, please explain under what circumstances the remaining 1,800,000 shares were issued considering you have 26,018,750 shares of common stock currently outstanding. Please also explain how Vision Opportunity Master Fund came to acquire the 2,178,000 shares reflected in the "Securities Beneficially Owned Prior to Offering" column of your table and the Option to purchase 1,600,000 shares of common stock.

16. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, specifically discuss how you determined to register 120% of the shares held by the selling security holders and why you believe this amount is appropriate, considering we note that the Late Registration Shares do not total this amount. Please refer to the Securities Act Rules interpretation found at B.77 of the Publicly Available Telephone Interpretations at www.sec.gov.

Business, page 22

Financing Transaction, page 22

17. We note that you are registering the sale of 14,136,718 shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholders – such as Vision – as an underwriter.

    If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

    - The relationship of both selling shareholders to the company, including an analysis of whether either selling shareholder is an affiliate of the company;

    - The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities;

- The discount at which the shareholders will purchase the common stock underlying the warrants (or any related security, such as the options) upon conversion or exercise;

- Whether or not either of the selling shareholders is in the business of buying and selling securities; and

- Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

18. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the preferred stock, warrants and options that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the warrants and options).

19. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the warrants, presented in a table with the following information disclosed separately:

  - the market price per share of the securities underlying the warrants on the date of the sale of the warrants;

  - the exercise price per share of the underlying securities on the date of the sale of the warrants;

  - the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares underlying the warrants;

  - the combined exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the sale of the warrants and the total possible number of shares the selling shareholders may receive; and

  - the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of the sale of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

If there are provisions in the warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the exercise price per share is fixed unless and until the market price falls below a stated price, at which point the exercise price per share drops to a lower price, please provide additional disclosure.

20. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

    - market price per share of the underlying securities on the date of the sale of that other security;

    - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

        - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

        - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

    - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

    - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

    - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

    - the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

21. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the Financing transaction; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the warrants and any other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 19 and comment 20 above.

22. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

23. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the Financing Transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

24. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Industry Overview, page 24

25. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements that you make throughout this discussion regarding the industry. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief, such as your statement that "solar energy is one of the most direct and unlimited alternate energy sources." Please also provide support for your statements under "Government Approval and Regulation," where you indicate that your products are "from industry recognized leaders."

Principal Products and Services, page 25

26. Please revise this discussion to elaborate upon exactly how you earn revenues and from what portions of your business, either through the sales of products or providing services, and how you charge for the services you provide. Clarify that you do not, if true, design or manufacture the solar energy system itself, so much as you design the manner in which it is installed. Also, please explain who manufactures the racking and installation systems you engineer, if they are separate components of the solar energy system.

Customers, page 26

27. Disclose how much, as a percentage, of your customer base is commercial as compared to residential in terms of amount of sales.

Quality Control, page 26

28. Elaborate upon your "zero defect" quality assurance program and the "rigid standard of excellence" in which you require all of your installations to adhere.

Competition, page 26

29. We note that there appears to be an inconsistency in your description on page 26 of the level of competition you experience. In the first sentence under the "Competition" subheading you state that there are "a very limited number of direct competitors active in the same markets" as Premier Power California, but you state later in the same paragraph that "Premier Power California faces direct competition in these markets from a number of smaller local installers." Please revise or advise why you do not believe these statements are inconsistent.

30. You state on page 27 that your ballast mount roof system and "other design techniques" give Premier Power Spain a competitive advantage in a growing segment of the Spanish market. Please describe the "other design techniques" and discuss the analysis you conducted to determine that these systems and techniques give Premier Power Spain a competitive advantage.

Intellectual Property Rights, page 27

31. You state that you have applied for patent protection for your proprietary roof top mountings and that you "secured exclusive European resale rights for a patented roof mount system." Please revise your disclosure to describe the current status of the referenced patent applications. Please also disclose the effect of securing the European resale rights for the patented roof mount system. Refer to Item 101(h)(vii) of Regulation S-K.

Government Approval and Regulation, page 28

32. Please elaborate upon the "certain services" that you provide that are regulated and require licensing. Refer to Item 101(h)(viii) of Regulation S-K.

Management's Discussion and Analysis, page 30

Results of Operations, page 32

33. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the change in net sales from fiscal year 2006 to 2007 is due to increased demand for solar power systems, the completion of projects, and expanded sales and marketing efforts. While this information is beneficial to the reader, you do not explain why demand increased for your products or a

description of material projects completed. A discussion of the relevant factors and trends that led to the changes in revenues and other statement of operations line items would be beneficial to the reader. In particular, your MD&A should include descriptions and amounts of:

- Matters that are expected to have a material impact on future operations but that have not had an impact in the past;

- Matters that have had a material impact on reported operations but are not expected to have an impact upon future operations, and;

- Matters that have had a material impact on past operating results and involve prospective effects.

See SEC Release No. 33-8350.

34. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the change in gross profit percentage from the interim period ending June 30, 2007 to 2008, please quantify the extent to which the change is attributable to the various contributing factors, such as the sale and installation of larger scale commercial solar systems, increases in module prices, and increases in labor costs. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

35. In the last paragraph on page 33 you state that your increase in net income was "mainly attributable to increased sales and cost efficiencies." Please revise your disclosure to describe the cause of the cost efficiencies.

36. In the "Net Sales" paragraph on page 34 we note that you believe that your sales will continue to grow. Please discuss your analysis in reaching this conclusion, and specifically address how you took into account the housing slump and tightened credit markets you reference on page 11 and the effects of conventional energy prices you reference on page 13. Refer to Item 303(a)(3) of Regulation S-K.

37. We note that you believe that your sales will continue to grow in part because of selling larger scale solar systems. Please discuss how this comports with your statement in the next paragraph that larger scale commercial systems sell for a lower price than smaller systems, and this lower price was a reason for an increase in your cost of sales.

Liquidity and Capital Resources, page 35

Material Impact of Known Events on Liquidity, page 35

38. We note that you state there are no known events that you expect will have a material impact on your short-term or long-term liquidity. Please discuss your analysis in reaching this conclusion, and specifically address how you accounted for the effects of the tightening credit markets you reference on page 11.

Capital Resources, page 35

39. Please discuss how the Line of Credit, which you discuss in more detail on the next page, is utilized in your business and whether it is utilized for working capital. Disclose what your plans are, if any, to replace this line of credit considering it matures in February, 2009.

Contractual Obligations and Off-Balance Sheet Arrangements, page 36

40. We note that you disclose that at June 30, 2008 Premier Power California was in violation of a minimum net worth covenant with respect to its credit line with Guaranty Bank. We also understand that you do not anticipate that Premier Power California will be in violation of this covenant in the future. Please revise to describe the course of action that you took to remedy this violation.

Management, page 37

41. The notes to your financial statements include a disclosure on page F-14 that the Company's common control group consists of three individuals, two of whom are married. Please revise your management disclosure to describe this family relationship or explain why you do not believe such disclosure is required. Refer to Item 401(d) of Regulation S-K.

Business Experience Descriptions, page 38

42. You indicate that Teresa Kelley worked at Intel Corporation prior to Vista Point Technologies and that she began her career at Intel in 1987. Please revise your disclosure to also state the date upon which Ms. Kelley ceased working at Intel. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 39

43. We note that Ms. Kelley's compensation is "based on her efforts in helping the Company" achieve certain goals, but there is no explanation of how Ms. Kelley's efforts will be measured. Please revise to provide more detail as to the material elements considered in Ms. Kelley's compensation. Refer to Item 402(o)(1) of Regulation S-K and Securities Act Release No. 33-8732A.

44. We note your disclosure that Ms. Kelley was not appointed Chief Financial Officer until October 24, 2008, therefore her compensation is not provided in the Summary Compensation Table. Please disclose who served as your principal financial officer prior to Ms. Kelley's appointment and revise your compensation disclosure accordingly. Refer to Item 402(m)(3) of Regulation S-K.

45. We note that on page F-15 the notes to the financial statements indicate that the management employment agreements provide for varying levels of severance payments under certain conditions, including termination without cause and a change in control. We did not identify any disclosure regarding potential payments upon termination or change in control in your discussion of your employment agreements. Please revise your disclosure to include a description of the severance payments. Refer to Item 402(q)(2) of Regulation S-K.

46. On page 41 you disclose an employment agreement between Premier Power California and Bjorn Persson, but Mr. Persson's compensation is not included in your summary compensation table. Please discuss the analysis you conducted to determine that Mr. Persson is not a named executive officer subject to the disclosure requirements of Item 402 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 41

47. We note that Vision Opportunity Master Fund is subject to a restriction on conversion or exercise of its warrants, options and preferred shares which limits Vision's ability to convert or exercise to the extent that such conversion or exercise would cause the beneficial ownership of Vision, together with its affiliates, to exceed 9.99% of your outstanding Common Stock. We further note that Vision may waive this limitation upon 61 days' notice to the company. Considering that 12,240,000 of the 14,136,718 shares of Common Stock being offered pursuant to this registration statement are attributable to Vision, please disclose as appropriate in your prospectus whether Vision has provided notice to waive the conversion limitation, whether Vision has expressed any plan to provide such notice or whether you are aware of any such plan. Please also disclose, as appropriate, the potential effects and related risks of Vision having the right to acquire a controlling interest in the company.

Financial Statements, page F-1

General

48. Please update the financial statements to the most recent interim period ended September 30, 2008. Refer to Rule 8-08 of Regulation S-X. Please make consistent revisions throughout your disclosure including that which appears under Management's Discussion and Analysis of Financial Condition and Results of Operations.

Combined Statements of Operations, page F-4

49. We note your research and development discussion on page 27. If material, please disclose on the face of the financial statements or in the footnotes the total research and development costs charged to expense in each period for which a statement of operations is presented. See paragraph 13 of SFAS 2.

Combined Statements of Cash Flows, page F-6

50. Please tell us the nature of the distributions presented as investing activity outflows and clarify why they should not be presented as financing activity outflows per paragraph 20 of SFAS 95.

51. Please confirm that the "Effect of foreign currency" line item represents the effect of exchange rate changes on cash and cash equivalent balances held in foreign currencies. See paragraph 25 of SFAS 95.

Notes to Combined Financial Statements, page F-7

Note 1. Organization and Significant Accounting Policies, page F-7

Property and Equipment, page F-8

52. We note that your entire property and equipment balance has an estimated useful life of five years. Please confirm that you regularly monitor the useful lives of your property and equipment and extend their useful lives in accordance with paragraph 19-21 of SFAS 154 when you determine an asset will remain in use beyond its useful life.

Revenue Recognition, page F-8

53. We note that you primarily develop, market, sell, and maintain solar energy systems. We further note your disclosures on page 26 regarding "value added" ancillary businesses, such as providing after-market systems management programs and customized project finance solutions to customers. Please revise your filing to provide the revenue disclosures by product and service group required by paragraph 37 of SFAS 131.

Income Taxes, page F-10

54. Provide a note that includes all of the income tax disclosures required by paragraphs 43 -49 of SFAS 109.

55. Since Premier Power California and Bright Future previously operated as an S Corporation and a Limited Liability Company, respectively, and were not subject to federal income tax, please revise the face of the historical combined financial statements to provide pro forma tax and earnings per share data. The pro forma data should show the estimated effect of income taxes on net income and earnings per share for periods prior to becoming a taxable corporation.

56. Please revise your financial statements to reclassify the undistributed earnings of the S Corporation and the Limited Liability Company for periods prior to becoming taxable corporations to additional paid-in-capital. This presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. Refer to SAB Topic 4B.

Note 8. Equity and Minority Interest, page F-14

57. Please tell us how Premier Power California, Bright Future and Premier Power Spain were commonly controlled prior to the September 1, 2008 Reorganization of these entities. Please provide specific details about the ownership of each of these entities before the Reorganization effected on September 1, 2008. Please explain why Dean Marks, Sarilee Marks and Miguel de Anquin are considered a "control group" for purposes of combination of these entities as entities under common control and for presentation of combined financial statements. Please refer to EITF 02-5.

58. Please provide a note that explains the amount reflected as due from shareholders, either here or in Note 9. Related Party Transaction. Please also tell us your basis in GAAP for classifying the due from shareholders line item as an asset as opposed to as a reduction of equity. Regardless of classification, please disclose the nature and repayment terms of the receivables and whether the receivables are collateralized and interest-bearing. Please reference, by analogy, SAB Topic 4-G.

Recent Sales of Unregistered Securities, page II-3

59. We did not identify any disclosure regarding how Genesis Capital Advisors LLC acquired the securities that are subject to your registration statement. Please discuss, with a view to disclosure, how Genesis acquired the shares of Common Stock it beneficially owns.

Undertakings, page II-4

60. We note that subparagraphs (a)(1)(ii) and (iii) exclude language as set forth in Item 512 of Regulation S-K. We also note that you have included language that only applies to registrants relying on Rule 430B, and it is our understanding that

you are relying on Rule 430C. Please revise your undertakings to conform with the appropriate elements of Item 512 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Financial Statements, page F-1

General

61. The comments on the Form S-1 should be applied to the Form 10-Q to the extent applicable.

Condensed Consolidated Balance Sheets, page F-1

62. Please present the aggregate amount of goodwill as a separate line item on your balance sheet as required by paragraph 43 of SFAS 142.

Condensed Consolidated Statements of Operations, page F-2

63. Please provide a note to the financial statements that explains the minority interest reflected in the statements of operations, including the entity to which the minority interest relates and the date that the minority interest is no longer recorded due to its acquisition. Please also clarify how you calculated minority interest expense for the nine month period ended September 30, 2008 and why that amount represents over 90% of pre-minority interest net income.

64. Since we note that you issued convertible preferred shares and warrants, please clarify why there is no difference between the weighted average shares outstanding used in your basic and diluted EPS calculations. In doing so, please provide us with further information regarding how you calculated weighted average shares outstanding. For purposes of computing EPS, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the recapitalization should be the number of shares issued by the shell company to the operating entity. For the period from the date of the recapitalization to the end of the fiscal year, the number of shares to be used in the calculation of EPS should be the actual number of shares of the combined entity outstanding in that period. The weighted average number of shares to be used in computing EPS would be calculated on the basis of the numbers determined for the two periods as described. The EPS for comparative periods should be computed by dividing the earnings of the operating entity by the number of shares issued by the shell company to the operating entity in the recapitalization. The EPS calculations should be further adjusted, however, for the effect of a change in the number of issued shares of the operating entity during the year in which the recapitalization occurred or in the earlier years for which comparative figures are presented.

Please also provide a footnote to the financial statements that includes the disclosures required by paragraphs 40-41 of SFAS 128.

Condensed Consolidated Statements of Shareholders' Equity, page F-3

65. We note your disclosure on page F-5 that the outstanding shares and members' equity in the historical financial statements have been restated to give effect to your reverse merger, which was treated for accounting purposes as a recapitalization. Please tell us how you determined the 19,578,853 shares outstanding as of December 31, 2007 and the 3,380,598 shares presented in the "Shares issued in connection with reverse acquisition" line item. It appears the most appropriate way to reflect this transaction is to retroactively restate the equity of the accounting acquirer prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 24,218,750 shares received by the accounting acquirer in the merger. Accordingly, it appears that the 1,800,000 shares of common stock held by the accounting target immediately prior to the merger should be reflected in the "Shares issued in connection with reverse acquisition" line item. Please revise or advise.

Note 1. Organization and Nature of Business, page F-5

66. We note that you acquired the minority interest of Premier Power Spain on August 27, 2008. Please tell us how you accounted for the difference between the fair value and the underlying book value of the assets and liabilities of the minority interest acquired. Please confirm that since you acquired 49% of Premier Power Spain, only 49% of the fair value adjustments from book value were recorded as of the acquisition date.

67. We note your disclosure that pro forma operating results, assuming the minority was acquired as of January 1, 2008 and 2007 have not been provided as such amounts are not materially different from the information provided in your historical basis.   Since you recorded $1.1 million of amortizable intangible assets related to the acquisition and it appears that you recorded fair value adjustments to the tangible assets acquired and liabilities assumed, please clarify why you believe pro forma operating results would not be materially different from historical results. Please revise to provide pro forma operating results, assuming the minority interest was acquired as of January 1, 2007 for all periods.

Income Taxes, page F-7

68. We note your disclosure that in conjunction with the acquisition of the minority interest in Premier Spain, you recorded a deferred tax liability of $333,000 resulting in an offsetting increase in goodwill. If this increase in the deferred tax

liability relates to the acquisition of the minority interest, it appears you should revise the purchase price allocation presented on page F-5 to reflect the deferred tax liability assumed and the resulting increase in goodwill. Please revise or advise.

Item 4. Controls and Procedures, page 7

69. You state that your management including your Chief Executive Officer and Chief Financial Officer evaluated your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective to enable you to record, process, summarize and report information required to be included in the reports that you file or submit under the Exchange Act with the time period required. Please also state whether these same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

70. We note your disclosure that for the year ended December 31, 2007 your independent auditors identified a material weakness and certain significant deficiencies in your internal over financial reporting. You also state that you have implemented and continue to implement additional processes to remediate the material weakness and the significant deficiencies in your internal control over financial reporting. Please disclose the nature of the material weakness and the significant deficiencies in your internal control over financial reporting. Also disclose whether the material weakness and the significant deficiencies have been corrected and the steps the company has taken to fix the material weakness and the significant deficiencies. Please disclose the steps you continue to take to fix the material weakness and the significant deficiencies.

71. We note your disclosure that there were no changes in your internal control over financial reporting during the quarter ended September 30, 2008 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please tell us if, on reconsideration, you will revise this disclosure because of steps you continue to take to remediate the material weakness and the significant deficiencies you disclose in Item 4. Controls and Procedures.

Form 10-K for Fiscal Year Ended December 31, 2007

    72. We note your indication on the facing page that you have securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. Please advise us as to how you have registered these shares considering we note no such registration statement on file with us, such as on Form 10 or Form 8-A.

*   *   *

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sondra Snyder at (202) 551-3332 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase at (202) 551-3485, Mara Ransom at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kevin K. Leung, Esq.
        Dominador Tolentino, Jr., Esq.
        Jamie H. Kim, Esq.